PRESS RELEASE

New Afton Cu-Au Project

Mineralization Intersected 200m below Resource

Up to 1.23% Cu and 1.01g/t Au over 122m

Still Open at Depth

August 7 2007, Vancouver, British Columbia – New Gold Inc. (NGD:TSX/AMEX) is pleased to the announce the results of the deepest hole completed to date at its New Afton Copper (Cu) – Gold (Au) Project, Kamloops, British Columbia, Canada.

The most significant details of this hole (AF-125) are:

•

The hole was drilled from surface at a steep angle through the Main and C Zones to test for additional mineralization beneath the currently defined resources.

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This hole was the first to successfully intersect the target area below the resource.

•

Strong Cu-Au Mineralization was intersected up to 200 metres (m) vertically below the currently defined resource with the most significant intersection being 1.23% Cu and 1.01g/t Au over 122m.

•

Mineralization has now been identified over a vertical extent of 1.1 kilometers (km) and to a depth of 1.3Km and remains open at depth

•

Drilling will continue to test for, and delineate additional mineralization at still greater depths.

In making this announcement, Chris Bradbrook, President and CEO, commented: “We are very excited by the results of hole AF-125. As the grades of the mineralization in this hole are comparable to those in the Main and C Zones, we believe it demonstrates the continued strength of the mineralized system and the potential to outline additional mineralization at still greater depths.  We are currently about to commence a program of deep directional drilling to both test for additional mineralization at depth and to determine its geometry.  This is being conducted with one diamond drill, and we are examining the possibility of adding a second to accelerate the program.

Our perseverance with the deep drilling program has been rewarded.  The previous 3 attempts to intersect the target mineralized corridor failed as a result of technical difficulties.  Knowledge gained from these prior attempts enabled us to succeed with AF-125. ”

SUMMARY OF RESULTS

Hole AF-125 was drilled at an angle of 78 degrees at an azimuth of 245 degrees down the axis of the mineralized corridor, which is bound to the south and north by, respectively, the Hanging Wall and Footwall Faults (see attached plan).  This mineralized corridor contains both the Main Zone and C Zone.  The goals of the drill hole were 1) test for the presence of additional mineralization at depth, and 2) test for the presence of mineralization at the contact with the older Nicola Volcanics to the west.

Mineralization was encountered over much of the hole’s length, where it intersected the Main and C Zones, partial results for the deeper parts of the C Zone are included in this press release.  More complete results for the Main and C Zone will be released in due course once available.  However the initial focus was to obtain the results for the new mineralization intersected at depth (“New Deep Zone” Table 1).

Table 1

Initial Results For Deep Drilling – Hole AF 125

Zone	Interval*	From (m)	To (m)	Length (m)	Cu (%)	Au (g/t)	Ag (g/t)

C Zone	A	1040	1100	60	1.10	0.97	3.24
New Deep	B	1228	1350	122	1.23	1.01	2.90

* See Attached Longitudinal and Cross Sections and Plan.

The location of these intersections relative to the current resource, are illustrated in the attached cross section and longitudinal section.  The intersection of the New Deep Zone indicates that mineralization is present at least 200m below the existing resource and remains open at depth.  Mineralization is in contact with, and ends at, the older Nicola Volcanics to the west, into which the host Iron Mask Batholith has intruded.  This is interpreted to indicate that the contact between the Iron Mask and the Nicola Volcanics, could be an additional exploration target.  The contact trends Southeast, compared with the Southwest trend of the currently defined mineralization.  An exploration program which could target this contact area is now being assessed.

C Zone Mineralization intersected was consistent with that predicted from the current resource model.  The interval between the C Zone and New Deep Zone was extensively altered, but only weakly mineralized.  This is similar to the interval between the C Zone and Main Zone suggesting the potential for the repetition of mineralized zones within the mineralized corridor.

The Company is currently preparing to explore for mineralization at greater depths using directional drilling techniques, by which a secondary hole is wedged from the existing hole AF-125 approximately 1000m downhole.  This method is the most expeditious and cost effective to explore for additional mineralization at depth.  The proposed trace of this hole is indicated on the attached longitudinal section.  It is anticipated that this wedged hole could test for an additional 500 – 600m vertically before the contact with the Nicola volcanics is projected to be encountered.  Upon completion of this hole additional holes could be wedged to establish the horizontal thickness of mineralization.

The results from Hole AF-125, together with prior results, are now also interpreted to indicate that a much larger target area exists, within the mineralized corridor, which extends not only to depth, but also to the east (as indicated in attached longitudinal section).  New Gold is currently reviewing possible exploration programs to test for this potential, which may require an additional diamond drill.  An update on this work will be provided in the near future.

QUALIFIED PERSON

This press release has been reviewed and approved by New Gold’s Chief Geologist – Brian O’Connor who is a Qualified Person (under National Instrument 43-101).

A Quality Assurance/Quality Control Program (QA/QC) was previously established under the direction of Scott Wilson RPA.  Samples are analyzed at Eco Tech Laboratories of Kamloops, British Columbia, Canada (“The Laboratory”).  Copper is analyzed through Aqua Regia digestion with AA finish.  Samples containing native copper are analyzed for “metallic” copper.  Gold is analyzed using a Fire Assay with an AA finish on a 30 gram sample.  The accuracy of analyses is constantly monitored by systematically submitting duplicate samples and control (or standard) samples to the Laboratory for analysis.

New Gold continues to be in excellent financial condition with a current cash position of more than CDN$400 million.  The Company has only 37 million shares outstanding.

For further information on New Gold Inc. and the New Afton Project, please contact:

Chris Bradbrook

President and Chief Executive Officer

New Gold Inc.

601 - 595 Howe Street, Vancouver, B.C. V6C 2T5
Tel: 877-977-1067 or 604-687-1629, Fax: 604-687-2845
Email: invest@newgoldinc.com
Website: www.newgoldinc.com

Certain of the statements made and information contained herein is “forward- looking information” within the meaning of the Securities Act (Ontario) and Securities Act (Alberta) or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and gold, that the Company will receive required permits and access to surface rights, that the Company can access the total required financing, appropriate equipment and sufficient labour and that the political environment within British Columbia and Canada will continue to support the development of environmentally safe mining projects so that the Company will be able to complete the development of the New Afton project. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Cautionary note to U.S. investors concerning estimates of Measured, Indicated and Inferred Resources, and the use of the terms “measured” “indicated resources,” and “inferred”.  We advise U.S. investors that, while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission (“SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce and does not recognize them.  “Inferred” resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of  an “Inferred” resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of “Inferred” resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves or be economically or legally mineable.

WARNING:  The Company relies upon litigation protection for “forward-looking” statements.

New Gold Inc. - New Afton Cu-Au Project
Plan View Showing Surface Trace of AF-125

August 7, 2007

3000E
3500E
4000E
2000N
1500N
Underground Decline
Footwall Fault
Main Zone
Pit Outline
B
A
AF-125
Hanging Wall Fault
Cross-Cut
Hanging Wall Lenses
Nicola Volcanics
0
100
200
300
metres

New Gold Inc. - New Afton Cu-Au Project
New Deep Intersection Relative to Block Model
Section 3200E

August 7, 2007

2600 N
2400 N
2200 N
2000 N
1800 N
1600 N
5800
5600
5400
5200
5000
4800
4600
4400
4200
Pit Outline
Hanging Wall Fault
Main Zone
Footwall Fault
C Zone
A
B
AF-125

Resource Block Model
Value of resource clocks in CDN$*

$0-$15	$30-$50
$15-$30	>$50

New Diamond Drill Hole Intersections

A — AF-125

* Values based on the following assuptions: Cu $1.20/lb; Au $450/oz; Ag $5.25/oz; Pd $200/oz
Recoveries of 90% Cu and Au; 75% Ag; and CDN:US exchange rate of 0.88.

New Gold Inc. - New Afton Cu-Au Project
Long Section 1940N - Looking North

August 7, 2007

5600
5400
5200
5000
4800
4600
4400
4200
2800 E
3000 E
3200 E
3400 E
3600 E
3800 E
4000 E
AF-125
Main Zone
Target Area
C Zone
Target Area
Nicola Volcanics
A
B
AF-125
Proposed Wedge Hole
Resource Block Model
Value of resource blocks in CDN$*
$0-$15
$30-$50
$15-$30
>$50
New Diamond Drill Hole Intersections
A
AF-125
* Values based on the following assumptions:
Cu $1.20/lb; Au $450/oz; Ag $5.25/oz;
Recoveries of 90% Cu and Au; 75% Ag and
CDN:US exchange rate of 0.88